

Televisa

One network across generations

2025 ANNUAL REPORT

Grupo Televisa S.A.B. ("Televisa") is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa's cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. ("TelevisaUnivision"), and Televisa's cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services

Unless expressly stated otherwise, the information included in this report is as of December 31, 2025 and reflects the Company's operations and businesses as of such date. Some information has materially changed as a result of the integration between our Residental, Satellite and Enterprise services (formerly Cable and Sky segments) described in this report.

Content





* This annual report includes certain financial information of TelevisaUnivision as well as other important information concerning TelevisaUnivision's business. The Company is not responsible for such information.

This is



Residential

Offers video, high-speed data, voice and mobile services to residential and commercial customers, including small and medium sized businesses.

Revenue Generating Units ("RGUs")	
Video	3,646,569
Broadband	5,673,123
Voice	5,552,313
Mobile	652,860
Total RGUs	15,524,865



Satellite

A leading direct-to-home satellite television system and broadband provider operating in Mexico, Central America and the Dominican Republic.

Through Sky Mexico ("Sky"), the satellite service offers a complete and high-quality entertainment experience including comprehensive pay-TV packages, encompassing exclusive content ranging from sports to concerts and special events, along with broadband services delivering speeds of up to 100 Mbps.

Revenue Generating Units ("RGUs")	
Video	3,516,196
Broadband	225,376
Voice	149
Mobile	9,631
Total RGUs	3,751,352



Enterprise

Provides telecommunications services, including voice, data, managed services, as well as integration and cloud services to domestic and international carriers and to enterprise, corporate, and government customers in Mexico and the United States.

Televisa


7%
ENTERPRISE
72%
RESIDENTIAL
21%
SATELLITE
REVENUES
CONTRIBUTION

Televisa is one of the most important participants in Mexico's telecom industry


NOTICIERO UNIVISION NOTICIERO UNIVISI

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Televisa Univision

TelevisaUnivision is the world's leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals. TelevisaUnivision is also the owner of ViX, the largest Spanish language streaming platform in the world.

Dear **Shareholders**

In 2025, we achieved several milestones that we believe will allow us to keep creating value for our shareholders. In this letter we discuss our major accomplishments and performance:

At Grupo Televisa:

- Our strategy to focus on attracting and retaining value customers at our Residential services business allowed us to grow our internet subscriber base by around 47,000 in 2025. This marks a full year turning point.

- We keep executing the integration between izzi and Sky to extract further synergies and operating efficiencies. This contributed to expanding our 2025 consolidated operating segment income margin by 190 basis points to 39.1%, driven by a year-on-year reduction in operating expense of 8.3%.

- We kept a disciplined capex deployment approach to focus on free cash flow generation. In 2025, we invested $12.2 billion pesos in capital expenditures (capex), which is equivalent to 20.7% of sales. This capex is intended to deliver higher returns over the investment and has allowed us to finish 2025 with around 9 million homes passed with fiber-to-the-home (FTTH) technology or approximately 45% of our total footprint.

- During 2025 we generated around $5.9 billion pesos in free cash flow, allowing us to prepay a bank loan due in 2026 with a principal amount of around $2.7 billion pesos. This debt prepayment comes on top of the US$220 million dollars principal amount of our Senior Notes that we repaid in March 2025. Additionally, at the end of 2025, Grupo Televisa's leverage ratio was 2.0x EBITDA, as compared to 2.5x at the end of the previous year, mainly driven by our free cash flow generation.




Televisa

5.9
billion pesos in free cash flow

At TelevisaUnivision:

- ViX delivered record revenue since it was launched, achieved profitability in every quarter, and expanded operating margins, making 2025 a breakthrough year for TelevisaUnivision's direct-to-consumer (DTC) business.

- TelevisaUnivision's efficiency plan to reduce gross operating expenses by around US$400 million dollars in 2025 delivered outstanding results. During the year, TelevisaUnivision's total operating expenses declined by around 8% year-on-year for a total of about US$3.2 billion dollars. This shows a disciplined execution of TelevisaUnivision's cost saving initiatives, including lower content, technology, and marketing costs, and the normalization of its DTC related investments.

- TelevisaUnivision's leverage and debt profile improved in 2025, as the company ended the year at 5.6x EBITDA, as compared to 5.9x at the end of 2024 driven by growth. Moreover, in 2025, TelevisaUnivision successfully refinanced US$2.3 billion dollars of debt, which extended its credit facilities and eliminated all near-term maturities. Deleveraging remains a core strategic priority for TelevisaUnivision.

Alfonso de Angoitia
Bernardo Gómez
Co-Chief Executive Officers

Business performance

In 2025, Grupo Televisa's consolidated revenue reached $58.9 billion pesos, representing a year-on-year decline of 5.4% mainly driven by lower revenue at our Satellite services business. Operating Segment Income reached $23 billion pesos, equivalent to a slight decrease of only 0.6% year-on-year.

At our unconsolidated affiliate, TelevisaUnivision, full year revenue fell by 4.5% year-on-year to US$4.8 billion dollars, while adjusted EBITDA of US$1.6 billion dollars increased by 2.3%. Excluding political advertising and exchange rate volatility, adjusted EBITDA increased year-on-year by a healthy 7%,



underscoring the scalability of a profitable DTC business and the sustained impact of the cost reduction initiatives launched at the end of 2024.

Operational efficiencies delivering evident results

In 2025 we passed 118 thousand homes with FTTH, closing the year with around 20.0 million homes passed with our network, of which around 81% are passed with either FTTH or fiber-to-the-node. Our focus on high value customers, and our innovative mobile-virtual-network-operations (MVNO) to offer wireless telephony services are already making our bundles more competitive, allowing us to reduce churn. Moreover, the investments that we have made over the last few years have allowed us to keep up with the increase in demand for high-speed broadband. We ended 2025 with 15.5 million total revenue generating units (RGUs) at our Residential services business, as we keep focusing on value customers and working on customer retention and satisfaction. At our Satellite services business, we had almost 1.3 million RGU disconnections, mainly driven by the loss of approximately 1.2 million video subscribers due to the secular decline experienced by direct-to-home (DTH) service providers around the world. Our Satellite services business closed the year with about 3.8 million RGUs.

Revenue from our Residential services business (72% of Telecom revenues) fell by 1.8%, while revenue from our Enterprise services business (7% of Telecom revenues) increased by 0.8%. Revenue from our Satellite services business (21% of Telecom revenues) fell by 17.5% mainly due to the RGU base decline in 2025.

Grupo Televisa's consolidated Operating Segment Income declined by 0.6% year-on-year, improving considerably relative to a 7.5% decline in 2024, as the integration of izzi and Sky contributed to obtain significant synergies, which we hope will allow us to keep expanding profitability going forward.

TelevisaUnivision –
ViX was profitable every quarter

Last year was crucial for TelevisaUnivision as ViX delivered record revenue, achieved profitability every quarter, and expanded its operating margins throughout 2025. For the full year, TelevisaUnivision's DTC business represented over 20% of consolidated revenue and adjusted EBITDA.

TelevisaUnivision's full-year consolidated revenue of US$4.8 billion dollars declined by 4.5%, or 2% excluding foreign exchange and political advertising. U.S. revenue declined by 3% to US$3.1 billion dollars, or 1% excluding political advertising. Mexico revenue declined by 7% to US$1.7 billion dollars, or 4% excluding foreign exchange.

Adjusted EBITDA of over US$1.6 billion dollars increased by 2.3% year-on-year, or 7% excluding foreign exchange and political advertising, driven by continued DTC profitability and strategic cost management.

Ongoing efficiencies expected to continue

We are convinced that our focus on high-value customers, efficiencies and ongoing integration between izzi and Sky at Grupo Televisa, and further integration and operational optimization at TelevisaUnivision will allow us to create greater value for our shareholders in 2026.





At Grupo Televisa, our 2026 capex-to-sales ratio should be close to 25%, as we plan to upgrade 6 million additional homes to fiber-to-the-home (FTTH) technology, increase our subscribers base, and support growth. This means that we expect to end 2026 with 75% of our total footprint passed with FTTH technology. This will allow us to achieve greater returns on the investment in the mid-to-long term, in our view.

At TelevisaUnivision, we expect the FIFA World Cup 2026 to be a positive tailwind. This internationally renowned sporting event represents a great opportunity both for Grupo Televisa and TelevisaUnivision, and we are approaching it with a fully integrated strategy across broadcast, streaming, digital and social. Our goal is to deliver comprehensive coverage with flawless execution while maximizing the commercial impact across platforms. In Mexico, ViX will become the official "Home of the World Cup" making ViX the exclusive streaming destination for all 104 matches, available at a preferential price for customers of izzi and Sky. ViX Premium annual subscribers will get access included, while ViX's monthly subscribers and the customers of izzi and Sky will have the option to add-on World Cup coverage.

We are honored to continue leading Grupo Televisa through this transformational phase, where our disciplined execution will continue to deliver constructive results. We want to thank all our employees at our consolidated subsidiaries and unconsolidated affiliates for their exceptional dedication, which allows us to continue providing the high-quality broadband, video and voice services our customers need and expect, while informing and entertaining our audiences.

We are privileged to have a Board of Directors deeply committed to the interests of Grupo Televisa and its stakeholders; their guidance and contributions throughout 2025 were instrumental.

To our shareholders, we thank you for your continued trust and shared commitment to our future.

Bernardo Gómez and **Alfonso de Angoitia**
Co-Chief Executive Officers

Financial **Highlights**

In millions of Mexican pesos, except per CPO amounts and shares outstanding

	2025	2024	Var.%
Revenues	**58,878**	62,261	(5.4)%
Operating segment income[1]	**23,022**	23,158	(0.6)%
Segment margin	**39.1%**	37.2%	
Operating income (loss)	**4,225**	(2,819)	n/a
Margin	**7.2%**	(4.5%)	
Net loss attributable to controlling interest	**(9,168)**	(8,266)	
Loss per CPO	**(3.42)**	(3.04)	
Shares outstanding at year-end (in millions)	**311,115**	315,452	
Cash and cash equivalents and short-term investments at year-end[2]	**39,005**	46,193	(15.6)%
Non-Current investments in ffinancial instruments	**3,425**	2,495	37.3%
Total debt at year-end[3]	**85,994**	102,955	(16.5)%

[1] Operating segment income (OSI) is deffned as operating income before corporate expenses, depreciation and amortization, and other income or expense, net. For a reconciliation of operating segment income with operating income, see Note 26 to our year-end consolidated financial statements.

[2] Short-term investments as of December 31, 2025, amounted to Ps.11,397.8 million, and consisted of investments in financial instruments with a maturity of over three months and up to one year at the date of acquisition.

[3] As of December 31, 2025, and 2024, total debt is presented net of finance costs in the aggregate amount of Ps.1,181.8 million and Ps.1,259.0 million, respectively.





Revenues

58.9

billion pesos

Operating Segment Income

23.0

billion pesos



One **Network**

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three categories of revenues: **Residential**, **Satellite**, and **Enterprise**. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into one single business, and the function now performed by senior management to analyze the results of our operation, make decisions and assign resources to it as a single business.








sky

The changes identified included: (i) the designation in the second quarter of 2024 of a unified senior management team for our Cable and Sky businesses; and (ii) a restructuring and integration process of our Cable and Sky businesses that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several operating and administrative areas.

Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented.

Residential
& Enterprise

During 2025, our Residential services ended with 15.5 million RGUs, improving service quality and offering attractive broadband, video, voice and mobile packages.

Televisa's Residential services offer cable and convergent services across 31 states in Mexico, covering the main metropolitan areas of the country and continuing to expand to new regions.

During the year, we continued with our growth program in which we expanded our footprint by 118 thousand homes, reaching approximately 20.0 million homes passed in the country.

Our network is up to cable industry standards, combining traditional hybrid fiber-coaxial, ffiber deep, and deployments of Gigabit Passive Optical Networks (GPON).

Our infrastructure fully integrates Internet Protocol Access and Large-Scale Core networks, strategically positioned across multiple regions to optimize our capacity in serving both residential and business customers. Presently, our capabilities can deliver high-speed connectivity, reaching up to 1,000 megabits in the majority of our homes passed within the residential services, while also offering tailored solutions to meet the unique demands of our business customers.





Our mobile service (izzi Móvil), with its disruptive pricing and services, has continued to grow, reaching 653 thousand subscribers at the end of 2025.

Revenue for our Residential services declined by 1.8% in 2025, partially offiset by net additions of 335 thousand total RGUs, driven by our fixed-mobile convergence strategy.

We continue to lead aggregating services of Over the Top (OTT) platforms in Mexico. During the year, we continued to add new OTT services into our packages, such as ViX Premium, strengthening our product suite. In addition, we continue to deploy our state-of-the-art Android TV set-top boxes, upgrading portions of our network to DOCSIS 3.1 technology and Fiber-to-the-Home (FTTH).


izzi go
NETFLIX
blim
HBO
TV EN VIVO
TUTORIALES

ViX

1,000
megabites
in the majority
of homes passed

Satellite

In 2025, through Sky, we kept offering some of the best content and exclusive sports through different packages and platforms.



3.8
million RGUs

By the end of 2025, Sky had more than 225 thousand broadband RGUs.



UNIVERSAL
CHICAGO PD
Silvana
SIN LANA
UNIVERSAL
LA LEY Y EL ORDEN:
UVE
REYES DE LAS OLAS
FACE OFF
LA REINA del Sur

Sky is our direct-to-home (DTH) satellite television and ffixed wireless Broadband operation. Its pay-TV packages reach nearly every corner in Mexico, plus the Dominican Republic and Central America.

Sky offiers pay-TV packages, including exclusive content th at ranges from sports to concerts and special events, as well as fixed-wireless broadband services with speeds of up to 100 Mbps, with around 3.8 million RGUs.

Sky continues innovating on new platforms and has launched Sky+, an IP-based service that offers the possibility to access Sky's exclusive sport content without subscribing to any other service. Delivered through a dedicated set-top box over any internet connection, this content includes La Liga, Bundesliga, UEFA tournaments and the NHL, among others.



Televisa Univision

TelevisaUnivision is the world's leading Spanish-language media company. Powered by the largest library of owned Spanish-language content and a prolific production capability, TelevisaUnivision is the top producer of original content in Spanish across news, sports and entertainment verticals. This original content powers all of TelevisaUnivision's platforms, which include market-leading broadcast networks Univision, Las Estrellas, Canal 5 and UniMás, and a portfolio of 38 cable networks, which include TUDN, Galavisión, Distrito Comedia and TLNovelas. The company also operates the leading Mexican movie studio, Videocine, and owns and operates the largest Spanish-language audio platform in the U.S. across 35 terrestrial stations and the Uforia digital platform. TelevisaUnivision is also the owner of ViX, the largest Spanish-language streaming platform in the world.

For more information, please visit **televisaunivision.com**


NOTICIAS
UNIVISION
247



ViX


FIFA
ViX
EMISORA OFICIAL

ViX is the first large-scale global streaming service exclusively serving the Spanish-speaking world. Owned by TelevisaUnivision, ViX offers more than 80,000 hours of content including news and entertainment, live sports, music, original series and movies, comedies and novelas. Leveraging TelevisaUnivision's extensive content library and intellectual property catalog, ViX provides an unparalleled platform for Spanish-language entertainment. The service offers three subscription options: free, premium with ads, and premium. ViX is available on all major mobile platforms, Connected TV devices, and online in the United States, Mexico, Spain, and most Spanish-speaking countries in Latin America.

For more information, please visit: **www.vix.com**


MI
RIVAL



Connections for the Generations

Bringing people closer to what matters most to them

At Grupo Televisa, sustainability is strongly aligned with our purpose: Bringing people closer to what matters most to them. Over the decades, our organization has solidified its presence in Mexico, being part of the key moments in people's lives. Today, our value proposition is an essential component of everyday life, reaffirming our commitment to serving as catalysts for development for future generations.

We are aware of the environmental, social, and governance (ESG) challenges the world faces and how they present risks, but also opportunities to create value in the short, medium, and long term for our stakeholders: employees, customers, investors, and the communities we serve.

As the world and technology continue to evolve, 2025 was a year of reflection and assessment of our ESG strategy. Following the consolidation of our business strategy, the new focus of our ESG strategy emerged organically.

We have evolved the focus of the ESG strategy to ensure fuller alignment with our business operations, embedding it in productive activities and remaining responsive to the shifting demands of the global landscape. To achieve this, we incorporated key elements into each of our strategic pillars. These key elements are directly linked to business indicators that have certain dependency or impact on the environment and the community. Based on these indicators, we have established short and medium-term goals that will allow us to build a resilient company over time.




Climate resilient connections
Digital inclusion
Empowering people
Leading by example

We have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity.

Our approach to climate action aims to reduce emissions across our value chain by strengthening the resilience of our network and promoting a low-carbon economy that also generates operational efficiency and cost improvements. To achieve this, we aim to invest in climate-resilient networks, implement energy-efficiency initiatives to reduce our energy consumption, and incorporate renewable electricity to decarbonize our operations. This year, we completed the installation of photovoltaic panels at our corporate headquarters, generating clean energy. In addition, as part of our emissions reduction efforts, we closed purchase agreements in the wholesale electricity market (MEM, for its Spanish acronym) for certain facilities, which include a percentage of energy from renewable sources. Through our service centers, we refurbish electronic devices, reducing the amount of electronic waste sent to landfill, lowering operating costs, improving customer service, and reducing our environmental footprint. Likewise, we empower our workforce through communication and training to increase awareness of how their work impacts the environment.

In an environment where digital tools are central to human activity, ensuring access, digital inclusion, and knowledge sharing nationwide is not only a matter of positive community impact but also a priority for business development. Over the years, we have focused our efforts on providing access to digital technology, developing digital skills, ensuring school connectivity, promoting digital inclusion for women and girls, and facilitating digital access for diverse users and vulnerable groups. As part of the new ESG strategy approach, we incorporated the element of "Customer Satisfaction" into the Digital Inclusion pillar, as our positive impact on the community begins with our customers.

Our people are at the heart of our success and innovation. Our commitment to empowering individuals encompasses two essential aspects. Internally, we aim to be a company everyone wants to be part of so that we can retain talent. We focus on providing workplace safety, attractive benefits, ongoing training, programs to encourage internal promotion, and fostering an environment of belonging for everyone. Externally, through Televisa Foundation, we promote innovative programs in education, culture, entrepreneurship, and environmental protection, using advanced digital tools and providing financial support. We incorporated the element of Human Rights into the Empowering People pillar, for which we began by carrying out an internal human rights risk assessment to prevent incidents that could negatively impact our people.

Grupo Televisa is committed to conducting its operations in full compliance with ethics and the law. Our Code of Ethics establishes the values, principles, and standards of conduct that guide our business activities, addressing issues such as anti-bribery and anti-corruption. As part of the onboarding process, all new hires are required to formally adhere to our Code of Ethics. Our commitment to ensuring strict compliance includes regular training programs. Additionally, certain executive roles renew their commitment annually. Grupo Televisa offers confidential communication channels for employees and third parties to report any violations of the Code of Ethics or other internal policies, as well as any situation that may affect our interests, business objectives, or human capital. Under our pillar "Leading by Example," we



We are working to ensure that 2026 is a year of continuity for the initiatives generated as part of the new focus on the ESG strategy.

launched our Supplier Code of Conduct, through which we seek a resilient supply chain and extend our commitment to respecting human rights, labor rights, and environmental responsibility. For several years, we have conducted supplier assessments, and in 2025 we incorporated a questionnaire including environmental and social criteria.

We seek to strengthen our ESG governance through our Sustainability Committee, composed of senior executives from various areas, who review and monitor ESG performance throughout the year. We also have working groups that execute the actions of the sustainability plan and provide the necessary information for the Sustainability Committee to make timely decisions. In addition, we have an ongoing strategic risk management process at a corporate level that allows us to identify, assess, address, monitor, and communicate sociopolitical, environmental, social, economic, and health-related risks and opportunities. Under the supervision of the Audit Committee, the Corporate Risk Management Office presents the results of these processes.

Recent years have been key for sustainability disclosure. The International Sustainability Standards Board (ISSB), created by the IFRS Foundation, issued the IFRS S1 and S2 standards, largely based on TCFD recommendations. In line with the guidelines of the National Banking and Securities Commission, throughout 2026 we will disclose sustainability and climate-related information under these standards, including a climate-risk analysis aimed at identifying and mitigating the potential adverse effects of climate change on our infrastructure under different scenarios. In this context, our transparency and reporting strategy aligns not only with TCFD recommendations and IFRS S1 and S2, but also with international frameworks and standards such as the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) sector standards, and Grupo Televisa's commitment to the Ten Principles of the United Nations Global Compact (UNGC), of which we have been signatories since 2016.

We are working to ensure that 2026 is a year of continuity for the initiatives generated as part of the new focus on the ESG strategy, continuously monitoring and achieving the objectives that will have a positive impact on the business and the environment. We are confident that, together with our stakeholders and the leadership of the company, we will bring our purpose to life, create shared prosperity, and continue connecting people to what matters most to them.

Fundación Televisa

In 2025, Fundación Televisa continued to expand the reach and effectiveness of its programs across education, health, culture, visual arts, entrepreneurship, and environmental protection. Through a combination of strategic partnerships, digital platforms, and on-the-ground multidisciplinary teams, we transformed the lives of 846,577 children, youths, and adults in Mexico, investing more than Ps.327 million.

Our sustainability initiatives support 13 of the 17 United Nations Sustainable Development Goals (SDGs).

Impact highlights:

Beneffciaries: **846,577** children, youth, and adults	**Investment:** **+327** million pesos
Digital and media reach: **+35.7** million digital and TV media impressions	**Partnerships:** **+300** strategic alliances
Community Outreach: **+4.1** million participants programs	**Social Media:** **+2.1** million people engaged

Communications & outreach

Our communication efforts promoting early childhood initiatives, education programs, entrepreneurship, health, and cultural opportunities achieved over 35.7 million digital and TV media impressions. These campaigns also amplified our partners' social and sustainability initiatives.

Through social media, we actively engaged over 2.1 million people in our educational and cultural programs. Additionally, more than 4.1 million people participated in our community outreach programs, supported by active engagement on our digital platforms.

Fundación's initiatives span all age groups and communities, engaging the public through local actions, digital platforms, and media channels.

Program portfolio

Fundación's programs address diverse needs across all life stages. *Empieza Temprano* focuses on early childhood development by providing parents and families with practical guidance. *Cuantrix* teaches computational thinking and coding. *Tecnolochicas* empowers young women through STEM (Science, Technology, Engineering, and Mathematics) disciplines. *Bécalos* increases high school and college completion while improving employability. *POSiBLE* drives high-impact, innovation-driven entrepreneurship. *Gol por México* converts the passion for sports into tangible aid for underserved communities. Through our *Visual Arts division*, we preserve and promote Mexico's cultural heritage via film restoration, photography exhibitions, and editorial publications across national and international venues.

Through *Nuestras Alas*, our partnership with Club América, Mexico's leading professional soccer club, we focused on two priority areas: visual health and cancer prevention. We delivered eyewear and optical care to 2,194 children through the Vista de Águila initiative and provided free mammography screenings to 1,500 women from vulnerable communities.

Our numbers and recognitions include the following:

Cuantrix — Coding Platform

We trained 3,114 teachers in computational thinking and AI integration through our Cuantrix program, reaching 106,567 students across 746 schools in 10 states. By strengthening our teacher support model and proprietary learning materials, educators successfully incorporated coding and programming projects into public-school classrooms, generating measurable evidence of student learning outcomes.

Tecnolochicas — STEM Initiative

We doubled participation in our Tecnolochicas STEM program, reaching over 77,000 students—including 30,157 middle-school girls in Mexico and the United States. The program trained over 4,500 teachers across more than 600 schools, delivering 31,000 lessons and digitally upskilling over 6,500 individuals. Our digital community grew to over 540,000 members, with 468,000 visits to the platform.

Bécalos — Scholarships

We awarded 39,830 Bécalos scholarships, bringing the total to 640,019 throughout the program's history. Bécalos programs focus on employability initiatives, STEM education, English learning, international mobility programs, and excellence scholarships. Additional scholarships were allocated to talented youth programs, and 1,612 were granted to women pursuing STEM training.

POSiBLE — Entrepreneurship Program

Through our POSiBLE program, 11,535 entrepreneurs received support to develop their business models. In its latest edition, POSiBLE engaged 22,078 participants across its National Call for Proposals, online training, and in-person training camps.

Empieza Temprano — Early Childhood Initiatives

We led two major communication campaigns—*Play This Summer and Early Childhood Week*—to promote early childhood stimulation. Through our Empieza Temprano program, we provided guidance to 335,333 parents via practical tips, TV spots, social media, SMS messages, and workshops.

Gol por México

Through our Gol por México program, we converted soccer goals from the Mexican Soccer League into aid for 40,566 beneficiaries across health, nutrition, development, housing, reforestation, and women's empowerment. In partnership with five specialized organizations, we provided medical care to 3,415 individuals, including vision screenings and lenses for 2,500 students, 30 corneal transplants, chemotherapy for 128 children, 587 cardiac studies for children nationwide, and 170 cleft palate surgeries.



Visual Arts division

Our film preservation, exhibition, and screening program reached over 134,300 attendees across Mexico, the United States, and Spain through eight initiatives.

We partnered with four major film festivals to present curated screenings and exhibitions: ffive restored Mexican cinema classics at FINI (278 attendees), the photographic exhibition *La muerte madrina* at Taxco honoring *Macario* (7,500 visitors), *Katharsis: Imágenes de la lucha libre en México* at the 40th Guadalajara International Film Festival (43,158 visitors), and the open-air exhibition *Una diosa para una diosa* at the 23rd Morelia International Film Festival (80,000 visitors). Internationally, MoMA in New York hosted a film cycle dedicated to *La Doña* (1,642 attendees), and in Madrid, we presented *La crónica citadina de Juan Guzmán* at Centro Cultural Galileo (1,000 attendees).

A landmark achievement was the restoration of *Pedro Páramo* (Carlos Velo, 1966) in collaboration with The Film Foundation, TelevisaUnivision, L'Immagine Ritrovata, Filmoteca UNAM, and funded by The Material World Foundation—premiering at FICM to over 469 viewers. We also published *Stillman. Fotografía y cine en México* with editorial RM (1,500 copies), exploring the interplay between cinema and photography through rarely seen images from our Collection and Archive.

Recognitions

- **Bécalos:** The program was recognized with the Best NGOs in Mexico Award and renewed its CEMEFI Institutional Strength and Transparency Accreditation (AIT) for 2025, achieving the highest level of compliance.
- **Cuantrix:** The AIEDU Mexico Global Meeting 2025 brought together leaders and specialists from India, Spain, Chile, Uruguay, the United States, and Mexico to explore the role of Artificial Intelligence in education. The event fostered the exchange of innovative practices and strengthened global cooperation around the ethical and creative integration of AI in classrooms.
- **Tecnolochicas:** The program was shortlisted for the Nature Awards for Inspiring Women in Science, a global recognition presented by *Nature* in partnership with The Estée Lauder Companies that celebrates initiatives advancing gender equality in STEM and encouraging girls and young women to pursue science careers worldwide.
- **Empieza Temprano:** For the first time, the program participated in FICMA (Festival Internacional de Cine con Medios Alternativos), Mexico's film festival dedicated to digital narratives and emerging technologies, generating approximately 64,773 social media impressions over the 10-day event.

For more information, visit our 2025 Fundación Televisa Annual Report: *informe.fundaciontelevisa.org/informe2025/en/*

By leveraging media, talent, partnerships, and resources, Fundación Televisa contributes to a more empowered and prosperous society.



Board of **Directors**

Emilio Fernando Azcárraga Jean* (C)[1]
Executive Chairman of the Board and Chairman of the Executive Committee of Grupo Televisa. Member and Chairman of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Former President and Chief Executive Officer of Grupo Televisa. Chief Executive Officer and Chairman of the Board of Ollamani. Member of the Board of TelevisaUnivision and former member of the Board of Grupo Financiero Banamex. Member and Chairman of the Board of Managers of Innova (subsidiary of Grupo Televisa). Member of Consejo Mexicano de Negocios (formerly Consejo Mexicano de Hombres de Negocios) and Fundacion Teletón.

In alphabetical order:

Alfonso de Angoitia Noriega [1]
Co-Chief Executive Officer, Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Executive Chairman of the Board of TelevisaUnivision. Member of the Boards of Liberty Latin America, Grupo Axo and Grupo Financiero Banorte and Innova (subsidiary of Grupo Televisa). Chairman of the Board of Trustees of Fundación Kardias. Member of the Boards of Trustees of Fundación Mexicana para la Salud, Fundación UNAM and The Paley Center for Media. Former Executive Vice President and Chief Financial Officer of Grupo Televisa.

José Antonio Chedraui Eguía [2]
Member of the Board of Directors and Chief Executive Officer of Grupo Comercial Chedraui, S.A.B. de C.V. Former Chief Executive Officer of the Galas division of Grupo Comercial Chedraui, S.A.B. de C.V. and Member of the Board of Directors of Grupo Financiero Banorte, S.A.B. de C.V.

Francisco José Chevez Robelo [2]
In-house advisor, co-founder and retired partner of Chevez, Ruiz, Zamarripa y Cía, S.C., Member of the Audit Committee of Grupo Televisa. Member of the Board of Directors and Member and Chairman of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Managing Partner of Ruiz Urquiza y Cia, S.C., representative of Arthur Andersen & Co. Member of the Board of Directors and Chairman of the Audit Committees of Regiomontana de Perfiles y Tubos, S.A. de C.V., Quality Tube, S.A. de C.V. and Pytco, S.A. de C.V.

Jon Feltheimer [2]
Chief Executive Officer of Lionsgate. Former President of Columbia TriStar Television Group, former Executive Vice President of Sony Pictures Entertainment. Member of the Boards of Lionsgate and Pilgrim Media Group.

José Luis Fernández Fernández [2]
Advisor to Chevez, Ruiz, Zamarripa y Cía., S.C., Member of the Board of Directors of Apuestas Internacionales, S.A. de C.V. and Member of the Audit Committee and Chairman of the Corporate Practices Committee of Grupo Televisa. Member of the Board of Directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. Alternate member of the Board of Directors of Arca Continental Corporativo. Alternate Member of the Board of Directors and Alternate Member of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

Salvi Rafael Folch Viadero [1]
Chief Executive Officer of Grupo Jumex. Former Chief Executive Officer of Grupo Televisa's Cable Division, Member of the Board of Consorcio Ara, S.A.B. Member of the Board and Chairman of the Audit and Corporate Practices Committee of Ollamani. Former Chief Financial Officer of Grupo Televisa. Former Vice President of Financial Planning of Grupo Televisa. Former Member of the Board of Directors and Former Alternate Member of the Executive Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

Michael Thomas Fries [2]
President and Chief Executive Officer of Liberty Global, Ltd. Chairman of the Board of Liberty Global, Chairman of Sunrise Communications AG, Executive Chairman of the Board of Liberty Latin America, Member of the Boards of Directors of Lionsgate Entertainment, Lionsgate Studios, GSMA and Cable Television Labs, Trustee and Finance Committee Member of The Paley Center for Media and ICT Governor of the World Economic Forum.

Guillermo García Naranjo Álvarez [2]
Chairman of the Audit Committee and member of the Corporate Practices Committee of Grupo Televisa. Former Chairman of the Board of Trustees of Consejo Mexicano de Normas de Información Financiera. Former Chief Executive Officer and Former Audit Partner of KPMG Cárdenas Dosal, S.C. Member of the Board and Chairman of the Audit Committee of Grupo Financiero Banamex, S.A. de C.V., Banco Nacional de México, S.A., Member of the Board of Directors, Member of the Corporate Practices Committee and Chairman of the Audit Committee of Grupo Posadas, S.A.B. de C.V. and Member of the Audit Committee of Ollamani, S.A.B. de C.V.

Bernardo Gómez Martínez [1]
Co-Chief Executive Officer and Member of the Executive Committee of Grupo Televisa. Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Co-Chief Executive Officer of TelevisaUnivision Mexico. Member of the Boards of TelevisaUnivision and Innova (subsidiary of Grupo Televisa). Former Executive Vice President and Deputy Director of the President of Grupo Televisa and Former President of Cámara Nacional de la Industria de Radio y Televisión.

Carlos Hank González [2]
Chairman of the Board of Directors of Grupo Financiero Banorte and Banco Mercantil del Norte (Non-Executive Director). Vice-President of the Board of Directors of Gruma (Non-Executive Director). Chief Executive Officer and member of the Board of Directors of Grupo Hermes and Independent Member of the Board of Directors of Grupo Televisa. Chairman of the Board of Directors of Cerrey, Chairman of Fundación

* Emilio Azcárraga Jean is on leave from his position as Executive Chairman of the Board since October 24, 2024, until the investigation being conducted by the United States Department of Justice, related to FIFA, is resolved.

Banorte, Former Chief Executive Officer of Grupo Financiero Interacciones, Banco Interacciones and Interacciones Casa de Bolsa. Former Deputy General Manager of Grupo Financiero Banorte. Member of the Boards of Directors of Bolsa Mexicana de Valores and Grupo Hermes.

Enrique Krauze Kleinbort [1]
Chief Executive Officer, Chairman of the Board of Directors and Founder of Editorial Clío, Libros y Videos, S.A. de C.V. and Letras Libres, S.A. de C.V. Member of Academia Mexicana de la Historia and Colegio Nacional.

Denise Maerker Salmón [1]
Executive producer of newscast "En punto". Cast member on the debate program "Tercer Grado". Former Research Professor and Director of Communication at Centro de Investigación y Docencia Económicas (CIDE).

Sebastian Mejía [2]
President and Co-Founder of Rappi. Co-Founder of Grability.

Lorenzo Alejandro Mendoza Giménez [2]
Chief Executive Officer of Empresas Polar. Member of the MIT School of Management Board, the Latin American Board of Georgetown University, the Latin America Conservation Council (LACC), and the Board of Trustees of Universidad Metropolitana. Ashoka Fellow and Member of the World Economic Forum (named a Global Young leader in 2005).

Guadalupe Phillips Margain [1]
Chief Executive Officer of ICA Tenedora, S.A. de C.V. Former Chief Restructuring Officer of Empresas ICA, S.A.B. de C.V. Former Vice-President of Finance and Risk of Grupo Televisa (left more than five years ago). Member of the Board of Directors of Grupo Axo, ICA Tenedora, Controladora Vuela de Aviación, Openbank and Auna.

Enrique Francisco José Senior Hernández [2]
Managing Director of Allen & Company LLC. Member of the Boards of Directors of FEMSA, Cinemark USA, Inc., Grupo Televisa and TelevisaUnivision.

Eduardo Tricio Haro [2]
Chairman of the Board of Directors of Grupo Lala, Chairman of the Executive Committee of Aeromexico and Member of the Corporate Practices Committee of Grupo Televisa. Chairman of Grupo Industrial Nuplen, Fundación Lala and SER, A.C. Member of the Boards of Directors of Grupo Aeroméxico, Aura Solar, Hospital Infantil de México "Federico Gómez", Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Negocios and Instituto Nacional de Ciencias Médicas y Nutrición "Salvador Zubirán".

David M. Zaslav [2]
President, Chief Executive Officer and Director of Warner Bros. Discovery, Inc. Member of the Boards of Sirius XM Radio, Inc., the Paley Center for the Media, American Cinematheque, Syracuse University and NYU Langone.

ALTERNATE DIRECTORS

Herbert A. Allen III[3]
President of Allen & Company LLC. Director of the Coca-Cola Company. Former Executive Vice-President and Managing Director of Allen & Company Incorporated.

Félix José Araujo Ramírez [1]
Vice President of Digital and Broadcast Television and Televisa Regional. Former Chief Executive Officer of Telesistema Mexicano.

Joaquín Balcárcel Santa Cruz [1]
Chief of Staffiof the Executive Chairman of the Board of Directors of Grupo Televisa. Member of the Board Directors of Ollamani. Former Vice-President — Legal and General Counsel of Grupo Televisa. Former Vice-President and General Counsel of Television Division. Former Legal Director of Grupo Televisa.

Julio Barba Hurtado [1]
Legal Advisor of Grupo Televisa and Secretary of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa). Former Legal Advisor to the Board of Grupo Televisa.

Luis Alejandro Bustos Olivares [1]
Legal Vice-President and General Counsel of Grupo Televisa. Former Legal and Regulatory on Telecommunications Vice-President, former Legal General Director of Special Affairs, former Corporate Legal General Director, former Legal Director of Litigation of Grupo Televisa. Former General Counsel of The Pepsi Bottling Group Mexico. Former litigation lawyer at Mr. Ramón Sánchez Medal's law firm.

Jorge Agustín Lutteroth Echegoyen [1]

Vice-President and Corporate Controller of Grupo Televisa. Former Senior Partner of Coopers & Lybrand, Despacho Roberto Casas Alatriste, S.C. and former Controller of Televisa Corporación. Alternate Member of the Board of Empresas Cablevisión (subsidiary of Grupo Televisa). Alternate Member of the Board of Managers and the Executive Committee of Innova (subsidiary of Grupo Televisa).

Raúl Morales Medrano [2]
Partner of Chévez, Ruiz, Zamarripa y Cia., S.C. Member of the Board of Directors and of the Audit and Corporate Practices Committee of Empresas Cablevisión (subsidiary of Grupo Televisa).

Secretary of the Board of Directors
Ricardo Maldonado Yáñez

Audit Committee
Guillermo García Naranjo Álvarez (C)[2]
Francisco José Chévez Robelo[2]
José Luis Fernández Fernández[2]

Corporate Practices Committee
José Luis Fernández Fernández (C)[2]
Guillermo García Naranjo Álvarez[2]
Eduardo Tricio Haro[2]

(C) President
[1] Related
[2] Independent
[3] Alternate of Mr. Enrique Francisco José Senior Hernández

Management's Discussion and Analysis of **Financial Condition** and **Results of Operations**

Set forth below are our consolidated results for the years ended December 31, 2025, and 2024. As required by regulations issued by *Comisión Nacional Bancaria y de Valores*, or the Mexican Bank and Securities Commission, for listed companies in Mexico, our ffinancial information is presented in accordance with the International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") for ffinancial reporting purposes. The ffinancial information set forth below should be read in conjunction with our audited consolidated ffinancial statements as of and for the years ended December 31, 2025, and 2024, included in this annual report.

On October 27, 2022, our Board of Directors approved a proposal to spin-offi most of the businesses of our former Other Businesses segment (the "Spun-offi Businesses"), which was approved by our shareholders at the meeting held on April 26, 2023.

This proposal was carried out through a spin-offj which became effective on January 31, 2024, creating Ollamani, which holds the Spun-offi Businesses and has the same shareholding structure as the Company. Ollamani began trading separately from the Company on the Mexican Stock Exchange on February 20, 2024.

Our consolidated ffinancial statements as of and for the year ended December 31, 2024, have been prepared to present the discontinued operations following the spin-offi Accordingly, our consolidated statement of income for any comparative prior period presented has been re-presented from that originally reported by the Company, to present in such period the results from discontinued operations of the Spun-offi Businesses.

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into one single business, and that the chief operating decision maker analyzes the results of our operation, makes decisions and assigns resources to it as a single business. The changes identified included: (i) the designation of a chief executive officer and a chief ffinancial officer of our Cable and Sky businesses as a single business; and (ii) a restructuring and integration process of our Cable and Sky businesses, that was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several op-e rating and administrative areas. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment r eporting, the operations previously reported under o ur former Cable and Sky segments are now classi-fie d into a single reportable segment for any compar-at ive period presented.

(Millions of Mexican Pesos)[1]	2025	2024
	Year ended December 31,	
Revenues	**Ps. 58,878.2**	Ps. 62,260.9
Cost of sales	**(36,394.8)**	(41,117.1)
Selling expenses	**(7,721.8)**	(8,815.2)
Administrative expenses	**(9,522.9)**	(10,592.6)
Other expense, net	**(1,013.8)**	(4,554.9)
Operating income (loss)	**4,224.9**	(2,818.9)
Finance expense, net	**(4,140.3)**	(4,695.1)
Share of loss of associates and joint ventures, net	**(1,088.1)**	(182.6)
Income tax expense	**(7,931.5)**	(688.6)
Net loss from continuing operations	**(8,935.0)**	(8,385.2)
Income from discontinued operations, net	**-**	56.8
Net loss	**(8,935.0)**	(8,328.4)
(Income) loss attributable to non-controlling interests	**(233.3)**	62.9
Net loss attributable to stockholders of the Company	**Ps. (9,168.3)**	Ps. (8,265.5)

[1] Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2025 and 2024 included in this annual report due to differences in rounding.

Results of Operations

The following table sets forth the reconciliation between operating segment income and the consolidated operating income according to IFRS Accounting standards, for the years ended December 31, 2025, and 2024:

(Millions of Mexican Pesos)[1]	2025	2024
	Year ended December 31,	
Revenues	**Ps. 58,878.2**	Ps. 62,260.9
Cost of sales[2]	**(22,089.2)**	(24,761.5)
Selling expenses[2]	**(7,578.7)**	(8,654.8)
Administrative expenses[2]	**(6,362.2)**	(5,841.7)
Intercompany operations	**173.8**	155.0
Operating segment income	**23,021.9**	23,157.9
Corporate expenses	**(448.9)**	(756.0)
Intercompany operations	**(173.8)**	(155.0)
Depreciation and amortization	**(17,160.5)**	(20,510.9)
Other expense, net	**(1,013.8)**	(4,554.9)
Operating income (loss)	**Ps. 4,224.9**	Ps. (2,818.9)

[1] Certain data set forth in the table above may vary from the corresponding data set forth in our consolidated statements of income for the years ended December 31, 2025 and 2024 included in this annual report due to differences in rounding.

[2] Excluding corporate expenses and depreciation and amortization.

Results by Business Segment

The following table presents full year consolidated results ended December 31, 2025 and 2024, for each of our revenue lines and our single business segment, in millions of Mexican pesos:

	Year ended December 31,				
(Millions of Mexican Pesos)	2025		2024		% Contribution to 2025 Revenues
Revenues					
Residential	**Ps.**	**42,181.6**	Ps.	42,960.4	71.6%
Satellite		**12,397.0**		15,034.7	21.1
Enterprise		**4,299.6**		4,265.8	7.3
Telecom Revenues	**Ps.**	**58,878.2**	Ps.	62,260.9	100.0%
Operating segment income [1]	**Ps.**	**23,021.9**	Ps.	23,157.9	
Corporate expenses [1]		**(448.9)**		(756.0)	
Intercompany Operations		**(173.8)**		(155.0)	
Depreciation and amortization [1]		**(17,160.5)**		(20,510.9)	
Other expense, net		**(1,013.8)**		(4,554.9)	
Operating income (loss) [2]	**Ps.**	**4,224.9**	Ps.	(2,818.9)	

[1] The operating segment income data set forth in this annual report does not reflect corporate expenses nor depreciation and amortization in any year presented but are presented separately to facilitate the discussion of segment results.

[2] Operating income (loss) reflects corporate expenses, intercompany operations, depreciation and amortization, and other expense, net, in the years presented. See Note 26 to our consolidated year-end financial statements.





Results of Operations

Revenues

The following table presents full year consolidated results ended December 31, 2025, and 2024, for each of our revenue lines and our single business segment, in millions of Mexican pesos.

(Millions of Mexican Pesos)	2025	%	2024	%	Change %
Residential	**Ps. 42,181.6**	**71.6**	Ps. 42,960.4	69.0	(1.8)
Satellite	**12,397.0**	**21.1**	15,034.7	24.1	(17.5)
Enterprise	**4,299.6**	**7.3**	4,265.8	6.9	0.8
Telecom Revenues	**Ps. 58,878.2**	**100**	Ps. 62,260.9	100	(5.4)

Revenues decreased by 5.4% to Ps.58,878.2 million in 2025 compared with Ps.62,260.9 million in 2024. This decrease was mainly due to the revenue decline in Satellite Services.

Residential Revenues

Residential revenues represented 71.6% and 69.0% of our segment revenues for the years ended December 31, 2025, and 2024, respectively, and decreased by Ps.778.8 million, or 1.8%, to Ps.42,181.6 million for the year ended December 31, 2025, from Ps.42,960.4 million for the year ended December 31, 2024.

Total revenue generating units, or RGUs, of about 15.5 million for the year ended December 31, 2025. Total net additions for the year ended December 31, 2025, increased of 335.2 thousand RGUs, primarily driven by increase of 318.9 thousand mobile RGUs, 169.4 thousand voice RGUs, and 46.9 thousand broadband RGUs. On the other hand, we lost 199.9 thousand video RGUs.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of December 31, 2025 and 2024.

	2025	2024
Video	3,646,569	3,846,518
Broadband	5,673,123	5,626,206
Voice	5,552,313	5,382,949
Mobile	652,860	333,973
RGUs	15,524,865	15,189,646



Satellite Revenues

Satellite revenues represented 21.1% and 24.1% of revenues for the years ended December 31, 2025, and 2024, respectively, and decreased by Ps.2,637.7 million, or 17.5%, to Ps.12,397.0 million for the year ended December 31, 2025, from Ps.15,034.7 million for the year ended December 31, 2024.

Total disconnections for the year ended December 31, 2025, were approximately 1.3 million RGUs, driven mainly by decreases of 1.2 million video RGUs and 125.5 broadband RGUs. In addition, we lost 5.9 thousand mobile RGUs.

The following table presents the breakdown of RGUs by service type for Satellite Services as of December 31, 2025 and 2024.

	2025	2024
Video	3,516,196	4,696,038
Broadband	225,376	350,885
Voice	149	197
Mobile	9,631	15,501
RGUs	3,751,352	5,062,621

Enterprise Revenues

Enterprise revenues represented 7.3% and 6.9% of revenues for the years ended December 31, 2025, and 2024, respectively, and increased by Ps.33.8 million, or 0.8%, to Ps.4,299.6 million for the year ended December 31, 2025, from Ps.4,265.8 million for the year ended December 31, 2024.

Cost of Sales

Cost of sales decreased by Ps.2,672.3 million, or 10.8%, to Ps.22,089.2 million for the year ended December 31, 2025, from Ps.24,761.5 million for the year ended December 31, 2024. The decrease mainly reffects lower programming costs, personnel costs, leases and service costs, and signal costs, offset by and increase in network maintenance and interconnection costs.

Selling Expenses

Selling expenses decreased by Ps.1,076.1 million, or 12.4%, to Ps.7,578.7 million for the year ended December 31, 2025, from Ps.8,654.8 million for the year ended December 31, 2024. The decrease reffects lower personnel costs, and advertising and promotion costs.

Administrative and Corporate Expenses

Administrative and corporate expenses increased by Ps.213.4 million, or 3.2%, to Ps.6,811.1 million for the year ended December 31, 2025, from Ps.6,597.7 million for the year ended December 31, 2024. The increase mainly reflects higuer personnel and fee expenses, offiset by a decrease in leases and services costs, as well as maintenance costs.

Corporate expenses decreased by Ps.307.1 million, or 40.6%, to Ps.448.9 million in 2025, from Ps.756.0 million in 2024. The decrease primarily reffected a decline in share-based compensation expense, which was partially offset by an increase in other corporate expense.

Share-based compensation expense in 2025 and 2024 was to Ps.373.5 million and Ps.488.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity beneffts are conditionally sold to officers and employees and is recognized over the vesting period.

Operating Segment Income

Operating segment income decreased by Ps.136.0 million, or 0.6% to Ps.23,021.9 million, compared to Ps.23,157.9 million in 2024. The margin reached 39.1%, a year-over-year increase of approximately 190 basis points.

Depreciation and Amortization

Depreciation and amortization expense decreased by Ps.3,350.4 million, or 16.3%, to Ps.17,160.5 million for the year ended December 31, 2025, from Ps.20,510.9 million for the year ended December 31, 2024.


MEXICO
televisa.NEWS FOROtv televisa.NEWS FOROtv



Other Expense, Net

Other expense, net, decreased by Ps.3,541.1 million, or 77.7%, to Ps.1,013.8 million for the year ended December 31, 2025, from Ps.4,554.9 million for the year ended December 31, 2024. This decrease reflected primarily: (i) the absence in 2025 of impairment adjustments recognized in the fourth quarter of 2024 in connection with goodwill, intangible assets and other long-lived assets in our Telecom segment; (ii) the absence in 2025 of a write-offi made in 2024 of unrecoverable indirect taxes; (iii) the absence in 2025 of provisions made in 2024 for legal expenses; (iv) the absence in 2025 of surcharges recognized in 2024 for payments of income taxes from prior years; (v) lower non-recurring severance expenses in connection with headcount reductions; and (vi) an insurance claim recovery.

These favorable variances were partially offset primarily by the absence in 2025 of a non-cash gain on the sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-offi that we carried out on that date.

Operating Income or Loss

Operating Income or Loss amounted to an income to Ps.4,224.9 million for the year ended December 31, 2025, from operating loss to Ps.2,818.9 million for the year ended December 31, 2024. This change primar- y reflected a decrease in cost of sales and selling n expenses, as well as a decrease in depreciation and amortization and other expense, net and was partially offset by a decrease in revenue.

Non-Operating Results

Finance Expense, Net

Finance expense, net, significantly impacts our consolidated financial statements in periods of currency fluctuations. Under IFRS Accounting Standards, - finance income or expense, net, reflects:

- interest expense;
- interest income;
- foreign exchange gain or loss attributable to monetary assets and liabilities denominated in foreign currencies; and
- other finance income or expense, net, including gains or losses from derivative instruments.

Our foreign exchange position is affected by our assets or liabilities denominated in foreign currencies, primarily U.S. dollars. We record a foreign exchange gain or loss if the exchange rate of the Mexican peso to the other currencies in which our monetary assets or liabilities are denominated varies.

Finance expense, net, decreased by Ps.554.8 million, or 11.8%, to Ps.4,140.3 million for the year ended December 31, 2025, from Ps.4,695.1 million for the year ended December 31, 2024. This decrease reflected (i) a Ps.466.9 million decrease in interest expense, primarily in connection with a lower average principal amount of debt, and a lower average U.S. dollar exchange rate for the year ended December 31, 2025; il and (ii) a Ps.1,236.4 million favorable change in foreig exchange gain or loss, net, resulting primarily from a 13.7% appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar-denominated net liability position for the year ended December 31, 2025, compared with a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position for the year ended December 31, 2024. These favorable vari-



ances were partially offset by (i) a Ps.677.1 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents in Mexican pesos and U.S. dollars in 2025, and a lower average U.S. dollar exchange rate applicable to our interest income from U.S. dollar cash equivalents for the year ended December 31, 2025; and (ii) a Ps.471.4 million decrease in other finance income, net, resulting from a lower gain in fair value of our derivatives contracts for the year ended December 31, 2025.

Share of Loss of Associates and Joint Ventures, Net

This line item reflects our equity participation in the operating results and net assets of unconsolidated businesses in which we maintain an interest, but which we do not control. We recognize equity in losses of associates and joint ventures up to the amount of our initial investment, subsequent capital contributions and long-term loans, or beyond that amount when we have made guaranteed commitments in respect of obligations incurred by associates and joint ventures.

Share of loss of associates and joint ventures, net, increased by Ps.905.5 million, to Ps.1,088.1 million for the year ended December 31, 2025, from Ps.182.6 million for the year ended December 31, 2024. This increase reflected a higher share of loss of TelevisaUnivision, Inc. ("TelevisaUnivision") for the year ended December 31, 2025.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2025, included primarily our share of loss of TelevisaUnivision. During 2025, TelevisaUnivision recognized non-recurring non-cash charges to income, primarily in connection with write-offs of program rights, which resulted in our share of loss of TelevisaUnivision for that year.

Income Taxes

Income taxes increased by Ps.7,242.9 million, to Ps.7,931.5 million for the year ended December 31, 2025, from Ps.688.6 million for the year ended December 31, 2024. This increase reflected primarily (i) a non-cash write-off of deferred income tax assets in the amount of Ps.3,569.3 million, derived from capital losses that were not used at their maturity; (ii) a non-cash write-off of deferred income tax assets in the amount of Ps.2,947.6 million, recognized in the fourth quarter of 2025 in connection with the impairment testing of our satellite operations, and derived from certain deductible temporary differences which are not expected to be utilized with available future taxable income; and (iii) the non-deductible tax effect of our share of loss of associates and joint ventures for the year ended December 31, 2025.

The Mexican corporate income tax rate was 30% in each of the years 2025, 2024 and 2023.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests reflects that portion of operating results attributable to the interests held by third parties in the businesses, which are not wholly-owned by us, primarily in our Telecom segment.

Net income or loss attributable to non-controlling interests changed by Ps.296.2 million to a net income of Ps.233.3 million for the year ended December 31, 2025, compared with a net loss of Ps.62.9 million for the year ended December 31, 2024. This change reflected primarily the net income attributable to non-controlling interests in our Telecom segment for the year ended December 31, 2025.

Net Loss Attributable to Stockholders of the Company

Net loss attributable to stockholders of the Company amounted to Ps.9,168.3 million for the year ended December 31, 2025, from Ps.8,265.5 million for the year ended December 31, 2024. The increase of Ps.902.8 million, reflected:

I. a Ps.7,242.9 million increase in income taxes, primarily in connection with non-cash write-offs of deferred income tax assets in the aggregate amount of Ps.6,516.9 million derived from both unused capital tax losses that expired on December 31, 2025, and certain deductible temporary differences which are not expected to be utilized with available future taxable income;
II. a Ps.905.5 million increase in share of loss of associates and joint ventures, net;
III. a Ps.296.2 million unfavorable change in net income or loss attributable to non-controlling interests; and
IV. the absence in 2025 of a Ps.56.8 million income from discontinued operations for the one-month period ended January 31, 2024, in connection with the Spin-Off that we carried out on that date.

These favorable variances were partially offset by:

I. a Ps.3,502.7 million increase in operating income before other expense;
II. a Ps.3,541.1 million decrease in other expense, net; and
III. a Ps.554.8 million decrease in finance expense, net.

Capital Expenditures and Investments

During 2025, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$645.0 million; and
- provided financing to Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. ("GTAC") in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.86.1 million (U.S.$4.5 million).

During 2024, we:

- made aggregate capital expenditures for property, plant and equipment totaling approximately U.S.$493.0 million; and
- provided financing to GTAC in connection with long-term credit facilities and our 33.3% interest in GTAC in the aggregate principal amount of Ps.128.9 million (U.S.$7.0 million).

Indebtedness

As of December 31, 2025, our consolidated long-term portion of principal amount of debt was Ps.83,439.0 million, and our consolidated current portion of principal amount of debt was Ps.3,737.0 million. Additionally, as of December 31, 2025, our consolidated long-term portion of capital lease liabilities amounted to Ps.3,852.1 million, and our consolidated current portion of capital lease liabilities was Ps.1,583.9 million.



The major components of our total consolidated indebtedness as of December 31, 2025, were as follows:

	Principal	Interest Rate	Maturity Date
Debt:			
Senior Notes	Ps. 5,405.0	8.50%	2032
Senior Notes	4,500.0	8.49%	2037
Senior Notes	10,809.9	6.625%	2040
Senior Notes	6,225.7	7.25%	2043
Senior Notes	14,244.0	5.00%	2045
Senior Notes	3,737.0	4.625%	2026
Senior Notes	15,846.8	6.125%	2046
Senior Notes	11,907.6	5.25%	2049
Notes	4,500.0	8.79%	2027
Banks loans	10,000.0	8.76%	2029
Total debt	**Ps. 87,176.0**		

	Outstanding Balance	Maturity Date
Lease liabilities:		
Satellite transponder lease agreement	Ps. 1,062.5	2027
Telecommunications network lease agreement	514.3	2030
Lease liabilities	3,859.2	2026 to 2051
Total lease liabilities	**Ps. 5,436.0**	

Our total debt in our consolidated statement of financial position as of December 31, 2025 amounted to Ps.85,994.2 and is presented net of unamortized finance costs in the aggregate amount of Ps.1,181.8 million, and do not include related accrued interest payable in the aggregate amount of Ps.1,425.0 million.

For a further description of this indebtedness, see Note 14 to the consolidated financial statements.

Financial Statements

COMMON STOCK DATA

CPOs (Certificados de Participación Ordinarios) of Grupo Televisa, S.A.B., comprise 117 shares each (25 Series A Shares, 22 Series B Shares, 35 Series D Shares and 35 Series L Shares), and are listed and admitted for trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), under the ticker symbol TLEVISA CPO. The GDRs (Global Depositary Receipts), each representing five CPOs, are listed on the New York Stock Exchange and trade under the ticker symbol TV.

DIVIDEND POLICY

Decisions regarding the payment and amount of dividends are subject to approval by holders of a majority of the Series "A" Shares and Series "B" Shares voting together, generally, but not necessarily, on the recommendation of the Board of Directors, as well as a majority of the Series "A" Shares voting separately.

SEC FILINGS AND FORWARD LOOKING STATEMENTS

Televisa files and submits annual reports to the US Securities and Exchange Commission. This annual report contains both historical information and forward-looking statements. These forward-looking statements, as well as other forward-looking statements made by the company, or its representatives from time to time, whether orally or in writing, involve risks and uncertainties relating to the company's businesses, operations, and financial condition. A summary of these risks is included in the company's filings with the US Securities and Exchange Commission, and this summary as well as the other filings with and submissions to the US Securities and Exchange Commission are and will be available through the office of investor relations upon written request.

TLEVISACPO

TV LISTED NYSE

INVESTOR RELATIONS

We ask that investors and analysts direct all inquiries to:

Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2445
ir@televisa.com.mx
www.televisair.com

CORPORATE HEADQUARTERS

Grupo Televisa, S.A.B.
Av. Vasco de Quiroga 2000
C.P. 01210 México, CDMX
(5255) 5261-2000

LEGAL COUNSEL

Mijares, Angoitia, Cortés y Fuentes, S.C.
Javier Barros Sierra 540,
4to piso C.P. 01210, México, CDMX
(5255) 5201-7400

Fried, Frank, Harris,
Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004 U.S.A.
(212) 859-8000

INDEPENDENT AUDITORS

KPMG Cárdenas Dosal, S.C.
Blvd. Manuel Ávila Camacho No.176
Col. Reforma Social
C.P. 11650, México, CDMX
(5255) 5246-8300

DEPOSITARY

The Bank of New York
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA
15252-8516
(201) 680-6825


Televisa
www.televisair.com